14041302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2013 (MM/DD/YY) AND ENDING January 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLiney & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 McGee Trafficway
(No. and Street)

Kansas City (City) Missouri (State) 64108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George J McLiney 816-221-4042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300 (Address) Kansas City (City) Missouri (State) 64111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES & EXCHANGE COMMISSION
RECEIVED
APR 03 2014
CHICAGO REGIONAL OFFICE

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG - 1 2014
DIVISION OF TRADING & MARKETS

OATH OR AFFIRMATION

I, George J McLiney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLiney & Company, as of January 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman Emeritus

Title

Notary Public Heidi Earl

HEIDI EARL
Notary Public - Notary Seal
State of Missouri
Commissioned for Clay County
My Commission Expires: April 27, 2015
Commission Number: 11434135

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMYN & MARTIN, L.L.C.

Board of Directors
McLiney and Company
Kansas City, Missouri

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of McLiney and Company (the Company) as of January 31, 2014 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLiney and Company as of January 31, 2014 and the results of its operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
March 19, 2014

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

McLiney & Company
Statement of Financial Condition
Janaury 31, 2014

Assets		
Current assets:		
Cash	$	1,760,630
Cash, segregated account		5,000
Due from employee		4,269
Inventory - municipal bonds		26,000
Prepaid expense		7,393
Total current assets		1,803,292
Furniture and equipment, net of accumulated depreciation of $97,646		14,878
	$	1,818,170
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	57,700
Note payable - related party		52,000
Accrued liabilities - payroll taxes and withholdings		186,946
Total current liabilities		296,646
Commitments:		
Shareholders' equity:		
Common stock-		
Class A, voting, $1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding		100,000
Class B, voting, $1 par value, 15,000 shares authorized, 5,090 issued and outstanding		5,090
Additional paid-in capital		10,180
Retained earnings		1,589,132
		1,704,402
Less treasury stock at cost (14,224 A shares and 3,916 B shares)		(182,878)
Total shareholders' equity		1,521,524
	$	1,818,170

See notes to financial statements.

McLiney & Company
Statement Of Income
For the Year Ended January 31, 2014

Underwriting, trading and fee income	$	2,134,934
Operating expenses		2,085,132
Income from operations		49,802
Other operating income (expense):		
Interest income		13,705
Interest expense		(8,165)
		5,540
Income before income tax provision		55,342
Provision for income taxes		9,411
Net income	$	45,931

See notes to financial statements.

McLiney & Company
Statement Of Shareholders' Equity
For the Year Ended January 31, 2014

	Balance 1/31/13	Income	Balance 1/31/14
Common stock	$ 105,090	$ -	$ 105,090
Paid-in capital	10,180	-	10,180
Retained earnings	1,543,201	45,931	1,589,132
Treasury stock	(182,878)	-	(182,878)
Total equity	$ 1,475,593	$ 45,931	$ 1,521,524

See notes to financial statements.

McLiney & Company
Statement Of Cash Flows
For the Year Ended January 31, 2014

Operating activities:		
Net income	$	45,931
Adjustments to reconcile net income to cash flows used in operating activities:		
Depreciation		1,995
Change in assets and liabilities-		
Other receivables		6,115
Inventory		620,674
Prepaid expense and other		(3,010)
Accounts payable		(4,321)
Accrued income taxes		(17,961)
Customer deposits		(169,058)
Accrued liabilities		114,643
Cash provided by operating activities		595,008
Investing activities:		
Purchase of fixed assets		(1,376)
Cash used in investing activities		(1,376)
Financing activities:		
Borrowings on line of credit		6,548,000
Payments on line of credit		(6,548,000)
Cash provided by financing activities		-
Increase in cash		593,632
Cash, beginning of year		1,171,998
Cash, end of year	$	1,765,630
Supplemental cash flow information:		
Interest paid	$	8,165
Income taxes paid	$	31,981

See notes to financial statements.

McLiney & Company
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended January 31, 2014

There were no liabilities subordinated to the claims of creditors at the beginning of, end of or at any time during the year ended January 31, 2014.

See notes to financial statements.

McLiney and Company
Notes to Financial Statements
January 31, 2014

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations:
The Company is a broker-dealer, principally in securities of municipalities, with customers throughout the United States. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC).

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Property, Furniture and Equipment:
Property, furniture and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective asset are charged against earnings in the period in which they are incurred. Depreciation is calculated on straight-line using estimated useful lives of five to thirty-nine years. Depreciation expense was $1,995 for the year ended January 31, 2014.

Marketable Equity Securities:
The Company classifies its marketable equity securities, if any, as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity. As of January 31, 2014, the Company held no equity securities, had no unrealized gains or losses, and had no accumulated comprehensive income or losses.

Long-lived Assets:
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual

disposition. The Company determined that as of January 31, 2014, there had been no impairment in the carrying value of long-lived assets.

Cash Equivalents:
The Company's cash equivalents consist principally of cash and money market accounts with financial institutions. The investment policy limits the amount of credit exposure of any one financial institution. From time to time, the Company will have cash in excess of the FDIC's $250,000 limit. As of January 31, 2014, the Company has $1,359,984 in excess of the FDIC limit.

Financial Instruments:
The carrying value of the Company's cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. See Note 11 for further details.

Advertising expense:
Advertising expense was $18,054 for the year ended January 31, 2014.

Revenue recognition:
The Company recognizes revenue on its bond trading based on a settlement date basis and revenue from advisory and underwriting services when the services have been performed and the revenue is earned and collectible. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

2. **Note payable**

The Company has a $2,500,000 line of credit with a bank secured by securities inventory and the personal guarantee of the shareholders. Interest is payable monthly at the prime rate with a floor of 5%. The Company also has an overline for an additional $2,500,000 with the same terms. Both lines mature in November of 2014. On January 31, 2014 the prime rate was 3.25% and had been 3.25% during the year then ended. During the year ended January 31, 2013, the company borrowed and repaid $6,548,000 on these lines. As of January 31, 2014 no funds were borrowed against either line.

On January 1, 2007 the company executed a note payable with a related party in the amount of $52,000 in exchange for 3,320 shares of Class A company stock. The note bears interest at 10%, payable monthly with the principal payable on demand. As of January 31, 2014 there is $52,000 payable on this note.

Total interest expense was $8,165 for the year ended January 31, 2014.

3. **Net Capital Requirements and SIPC Assessment**
The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At January 31, 2014, the Company had an aggregate indebtedness to net capital ratio of 19.86% and total net capital of $1,493,589.

4. **Pension Plan**
The Company has a Savings Incentive Match Plan for Employees (SIMPLE) covering all employees. The Company will match employee contributions up to 3% of compensation. Amounts contributed for the year ended January 31, 2014 was approximately $31,453.

5. **Commitments, Contingencies, and Guarantees**
The Company did not have any other commitments, contingencies, or guarantees other then as noted below.

At January 31, 2014, the Company had entered into $213,000 of when-issued sales commitments and $213,000 of when-issued purchase commitments.

The Company rents office space under a lease ending on April 30, 2017. Rent expense for the year ended January 31, 2014 totaled $18,000. Minimum future lease payments are: $18,675 for the year ended January 31, 2015; $18,900 for the year ended January 31, 2016; $18,900 for the year ended January 31, 2017; and $4,725 for fiscal year ended January 31, 2018. Total minimum future lease payments are $61,200.

6. **Income Taxes**
The Company follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not

to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company's effective income tax rate is lower than would be expected if the federal statutory rate were applied to income before tax, primarily because of municipal bond interest income for financial reporting purposes that is not taxable for tax purposes during the year ended January 31, 2014. The provision for income tax expense was $9,411 for the year ended January 31, 2014.

As of January 31, 2014, the Company has no material deferred tax assets or liabilities. Fiscal years ended in 2011 and after remain subject to examination by major tax jurisdictions.

7. Related Party Transactions

As disclosed in Note 2 above, on January 1, 2007, the company executed a note payable with a related party in the amount of $52,000 in exchange for 3,320 shares of Class A company stock. The note bears interest at 10%, payable monthly with the principal payable on demand. As of January 31, 2014 there is $52,000 payable on this note. Interest expense relating to this note was $5,200 during the year ended January 31, 2014.

8. Inventory – Municipal Bonds

As of January 31, 2014, Inventory consisted of municipal government obligations of $26,000.

9. Computation of determination of reserve requirements (Rule 15c3-3)

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(i).

10. Information relating to possession or control requirements (Rule 15c3-3)

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

11. **Fair Value Measurements**

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The Company had no level 3 assets at any time during the year ended January 31, 2014.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of January 31, 2014:

	Level 1	Level 2	Level 3	Fair Value
Cash	$ 1,765,630	$ -	$ -	$ 1,765,630
Receivables	-	4,269	-	4,269
Inventory–municipal bonds	26,000	-	-	26,000
Accounts payable	-	57,700	-	57,700
Accrued liabilities	-	186,946	-	186,946

12. **Subsequent events**

The Company has evaluated all subsequent events through March 19, 2014, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

McLiney & Company
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
January 31, 2014

Net Capital:		
Total shareholder's equity	$	1,521,524
Ownership equity not allowable for net capital:		
Office furniture and equipment, net		(14,878)
Due from employee		(4,269)
Prepaid expenses		(7,393)
Net capital before haircuts on investments		1,494,984
Haircuts on investments		(1,395)
Net capital	$	1,493,589 **
Aggregate indebtedness	$	296,646
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	1,393,589
Ratio : aggregate indebtedness to net capital		0.1986

** A reconciliation between the audited computation of Net Capital and the unaudited computation as provided in the Part IIA FOCUS report was not needed as both computations produce the same Net Capital amount.

McLiney & Company
Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
January 31, 2014

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3.

McLiney & Company
Schedule III - Statement Of Operating Expenses
For the Year Ended January 31, 2014

Accounting	$	28,600
Advertising		18,054
Bank charges		11,751
Client gifts		2,335
Contributions		100
Data services		20,023
Depreciation		1,995
Dues and subscriptions		16,308
Entertainment		5,345
Insurance		10,113
Legal		250
Office		19,367
Postage		2,871
Rent		18,000
Retirement plan		31,453
Salaries and wages		1,154,473
Taxes		62,508
Telephone		17,081
Travel		48,530
Underwriting expenses		610,160
Utilities		5,815
	$	2,085,132

See notes to financial statements.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

SAMYN & MARTIN, L.L.C.

Report of Independent Registered Public Accounting Firm on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
McLiney and Company
Kansas City, Missouri

In planning and performing our audit of the financial statements of McLiney and Company (the "Company") as of and for the year ended January 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
March 19, 2014

McLiney and Company

Statement of Assessment and Payments to the SIPC

For the Year Ended January 31, 2014

SAMYN & MARTIN, L.L.C.

Board of Directors
McLiney and Company
Kansas City, Missouri

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended January 31, 2014 which were agreed to by McLiney and Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended January 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended January 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
March 19, 2014

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

McLiney and Company
Schedule of Assessment and Payments to the SIPC
For the Year Ended January 31, 2014

Total Revenue			
February 1, 2013 through July 31, 2013	$ 709,926		
August 1, 2013 through January 31, 2014	1,430,714		
			$ 2,140,640
Direct Expenses			
February 1, 2013 through July 31, 2013	154,660		
August 1, 2013 through January 31, 2014	455,500		
		610,160	
Interest Expense			
February 1, 2013 through July 31, 2013	5,565		
August 1, 2013 through January 31, 2014	2,600		
		8,165	
Total Deductions			618,325
SIPC Net Operating Revenues			$ 1,522,315
General Assessment @ .0025			3,806
Total due for the year ended January 31, 2014			$ 3,806
August 30, 2013 Payment to SIPC			1,374
February 24, 2014 Payment to SIPC			2,452
Total paid for the year ended January 31, 2014			$ 3,826